UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Group 1 Automotive, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.00% Convertible Senior Notes due 2020

(Title of Class of Securities)

398905AG4

(CUSIP Number of Class of Securities)

Darryl M. Burman

Vice President & General Counsel

800 Gessner, Suite 500

Houston, Texas 77024

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Gillian A. Hobson

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002-6760

(713) 758-2222

Calculation of Filing Fee

Transaction Valuation(1)	Amount of filing fee(2)
$292,696,850	$37,700

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction valuation was calculated assuming that all of the outstanding $115,000,000 aggregate principal amount of the issuer’s 3.00% Convertible Senior Notes due 2020 (the “Notes”) as of May 6, 2014 will be purchased pursuant to the Offer at a maximum purchase price of $2,545.19 in cash per $1,000 principal amount of Notes. The final purchase price per $1,000 principal amount of the Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated May 7, 2014.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,700	Filing Party: Group 1 Automotive, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: May 7, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 7, 2014, as amended by Amendment No. 1 to the Schedule TO filed on June 3, 2014 (as amended, the “Schedule TO”), by Group 1 Automotive, Inc. (“Group 1” or the “Company”), in connection with the Company’s offer to purchase for cash any and all of its outstanding 3.00% Convertible Senior Notes due 2020 (the “Notes”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2014, as amended and supplemented by Supplement No. 1 to the Offer to Purchase, dated June 3, 2014 (as so amended and supplemented, the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), copies of which were previously filed as exhibits to the Schedule TO. The Offer to Purchase and the Letter of Transmittal, together, as amended or supplemented from time to time, constitute the “Offer.”

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and a(1)(v), with respect to the Offer to Purchase, and (a)(1)(ii) with respect to the Letter of Transmittal, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by the information below:

The information set forth under the heading “Summary Terms of the Offer” in the Offer to Purchase and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

On June 24, 2014, the Company issued a press release announcing that it has determined the final Purchase Price offered by the Company pursuant to the Offer. The final purchase price per $1,000 principal amount of Notes is $2,275.36. The final Purchase Price is equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 26.4021 plus (ii) a fixed cash amount of $169.00. The Average VWAP at the close of trading on June 24, 2014 was $79.7800.

Item 4.	Terms of the Transaction.

The Offer to Purchase and Item 4(a) of the Schedule TO, to the extent Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

The information set forth under the heading “The Offer – Security Ownership” in the Offer to Purchase is hereby amended and restated to now read:

“Neither we nor any of our subsidiaries, nor to our knowledge after having made reasonable inquiry, any of our executive officers, directors, affiliates or any of our subsidiaries’ directors or executive officers, nor any associates of any of the foregoing, (a) owns any Notes or (b) has effected any transactions involving the Notes during the 60 days prior to the date of this Offer to Purchase. To our knowledge after having made reasonable inquiry, we will not acquire any Notes from any of our directors, officers or affiliates pursuant to the Offer.”

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth under “The Offer – Source and Amount of Funds” in the Offer to Purchase and Item 7(a) of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference, and the following information:

Based on the final Purchase Price, we would need approximately $262.6 million to purchase all of the Notes outstanding as of May 6, 2014, assuming that the purchase of the Notes pursuant to the Offer is settled on June 25, 2014.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 7, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated June 2, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated May 7, 2014.*

(a)(5)(ii)	Press Release dated June 24, 2014.

(b)	Ninth Amended and Restated Revolving Credit Agreement, dated effective as of June 20, 2013, among Group 1 Automotive, Inc., the Subsidiary Borrowers listed therein, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Comerica Bank, as Floor Plan Agent and Bank of America, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2013)

(d)(1)	Indenture related to the Convertible Senior 3.00% Notes due 2020, dated as of March 22, 2010, between Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(2)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(3)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(4)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(5)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(6)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(7)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(8)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(9)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(10)	First Supplemental Indenture dated August 9, 2010 among Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the quarter ended September 30, 2010)

(d)(11)	Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed January 30, 2013)

(d)(12)	Amendment dated as of February 27, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(13)	Second Amendment dated as of May 29, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.2 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(14)	Third Amendment dated as of July 26, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.3 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(15)	Stockholders Agreement dated as of February 28, 2013, by and among Group 1 Automotive, Inc. and former shareholders of UAB Motors Participações S.A. named therein (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(16)	Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement (incorporated by reference to the section titled “Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement” in Item 5.02 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 13461) filed November 16, 2009)

(d)(17)	Group 1 Automotive, Inc. Non-Employee Director Compensation Plan, effective January 1, 2012 (incorporated by reference to Exhibit 10.16 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(18)	Group 1 Automotive, Inc. 2012 Corporate Incentive Compensation Guidelines (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed February 29, 2012)

(d)(19)	Group 1 Automotive, Inc. 2013 Corporate Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(20)	Group 1 Automotive, Inc. 2007 Long Term Incentive Plan (As Amended and Restated Effective as of March 11, 2010) (incorporated by reference to Exhibit A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed on April 8, 2010)

(d)(21)	Form of Restricted Stock Agreement for Employees (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(22)	Form of Senior Executive Officer Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(23)	Form of Restricted Stock Agreement with Qualified Retirement Provisions (incorporated by reference to Exhibit 10.27 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(24)	Form of Phantom Stock Agreement for Employees (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(25)	Form of Senior Executive Officer Phantom Stock Agreement (incorporated by reference to Exhibit 10.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(26)	Form of Restricted Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.35 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(27)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.36 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(28)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(29)	Indenture related to the Convertible Senior Notes Due 2036 dated June 26, 2006 between Group 1 Automotive, Inc. and Wells Fargo Bank, National Association, as trustee (including Form of 2.25% Convertible Senior Note Due 2036) (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(30)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(31)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.8 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(32)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(33)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.9 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(34)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(35)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.10 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(36)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.7 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(37)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.11 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(38)	Group 1 Automotive, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Appendix A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed April 10, 2014).

(d)(39)	Purchase Agreement, dated as of May 16, 2014, by and among Group 1 Automotive, Inc., the guarantors party thereto and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein (incorporated by reference to Exhibit 1.1 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed May 21, 2014).

(d)(40)	Indenture, dated as of June 2, 2014, by and among Group 1 Automotive, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 2, 2014).

(d)(41)	Form of 5.000% Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 2, 2014).

(d)(42)	Registration Rights Agreement, dated as of June 2, 2014, by and among Group 1 Automotive, Inc., the guarantors party thereto and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.3 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 2, 2014).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2014

GROUP 1 AUTOMOTIVE, INC.

By:	/s/ John C. Rickel
Name:	John C. Rickel
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 7, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated June 2, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated May 7, 2014.*

(a)(5)(ii)	Press Release dated June 24, 2014.

(b)	Ninth Amended and Restated Revolving Credit Agreement, dated effective as of June 20, 2013, among Group 1 Automotive, Inc., the Subsidiary Borrowers listed therein, the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Comerica Bank, as Floor Plan Agent and Bank of America, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2013)

(d)(1)	Indenture related to the Convertible Senior 3.00% Notes due 2020, dated as of March 22, 2010, between Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(2)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(3)	Base Call Option Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(4)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(5)	Base Warrant Confirmation dated as of March 16, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 22, 2010)

(d)(6)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(7)	Additional Call Option Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(8)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(9)	Additional Warrant Confirmation, dated as of March 29, 2010, by and between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed April 1, 2010)

(d)(10)	First Supplemental Indenture dated August 9, 2010 among Group 1 Automotive, Inc. and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the quarter ended September 30, 2010)

(d)(11)	Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed January 30, 2013)

(d)(12)	Amendment dated as of February 27, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.1 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(13)	Second Amendment dated as of May 29, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.2 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(14)	Third Amendment dated as of July 26, 2013 to Share Purchase Agreement dated as of January 24, 2013, by and among Group 1 Automotive, Inc. and the Shareholders of UAB Motors Participações S.A. named therein and UAB Motors Participações S.A., as Intervening and Consenting Party (incorporated by reference to Exhibit 2.3 of Group 1 Automotive, Inc.’s Quarterly Report on Form 10-Q (File No. 001-13461) for the period ended September 30, 2013)

(d)(15)	Stockholders Agreement dated as of February 28, 2013, by and among Group 1 Automotive, Inc. and former shareholders of UAB Motors Participações S.A. named therein (incorporated by reference to Exhibit 10.1 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(16)	Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement (incorporated by reference to the section titled “Policy on Payment or Recoupment of Performance-Based Cash Bonuses and Performance-Based Stock Bonuses in the Event of Certain Restatement” in Item 5.02 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 13461) filed November 16, 2009)

(d)(17)	Group 1 Automotive, Inc. Non-Employee Director Compensation Plan, effective January 1, 2012 (incorporated by reference to Exhibit 10.16 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(18)	Group 1 Automotive, Inc. 2012 Corporate Incentive Compensation Guidelines (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed February 29, 2012)

(d)(19)	Group 1 Automotive, Inc. 2013 Corporate Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 5, 2013)

(d)(20)	Group 1 Automotive, Inc. 2007 Long Term Incentive Plan (As Amended and Restated Effective as of March 11, 2010) (incorporated by reference to Exhibit A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed on April 8, 2010)

(d)(21)	Form of Restricted Stock Agreement for Employees (incorporated by reference to Exhibit 10.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(22)	Form of Senior Executive Officer Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(23)	Form of Restricted Stock Agreement with Qualified Retirement Provisions (incorporated by reference to Exhibit 10.27 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2011)

(d)(24)	Form of Phantom Stock Agreement for Employees (incorporated by reference to Exhibit 10.3 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(25)	Form of Senior Executive Officer Phantom Stock Agreement (incorporated by reference to Exhibit 10.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed September 9, 2010)

(d)(26)	Form of Restricted Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.35 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(27)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.36 of Group 1 Automotive, Inc.’s Annual Report on Form 10-K (File No. 001-13461) for the year ended December 31, 2009)

(d)(28)	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed March 16, 2005)

(d)(29)	Indenture related to the Convertible Senior Notes Due 2036 dated June 26, 2006 between Group 1 Automotive, Inc. and Wells Fargo Bank, National Association, as trustee (including Form of 2.25% Convertible Senior Note Due 2036) (incorporated by reference to Exhibit 4.2 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(30)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.4 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(31)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.8 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(32)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.5 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(33)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.9 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(34)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(35)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.10 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(36)	Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.7 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(37)	Amendment dated June 23, 2006 to Letter Agreement dated June 20, 2006 between Group 1 Automotive, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 4.11 of Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 26, 2006)

(d)(38)	Group 1 Automotive, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Appendix A to Group 1 Automotive, Inc.’s definitive proxy statement on Schedule 14A filed April 10, 2014).

(d)(39)	Purchase Agreement, dated as of May 16, 2014, by and among Group 1 Automotive, Inc., the guarantors party thereto and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein (incorporated by reference to Exhibit 1.1 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed May 21, 2014).

(d)(40)	Indenture, dated as of June 2, 2014, by and among Group 1 Automotive, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 2, 2014).

(d)(41)	Form of 5.000% Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 2, 2014).

(d)(42)	Registration Rights Agreement, dated as of June 2, 2014, by and among Group 1 Automotive, Inc., the guarantors party thereto and J.P. Morgan Securities LLC, as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.3 to Group 1 Automotive, Inc.’s Current Report on Form 8-K (File No. 001-13461) filed June 2, 2014).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO.